Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

EVOMMUNE, INC.

Evommune, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify that:

FIRST: The name of the Corporation is Evommune, Inc. The date of filing of the original certificate of incorporation of this corporation with the Secretary of State of the State of Delaware was April 9, 2020. A first Restated Certificate of Incorporation was filed on June 22, 2020, a second Restated Certificate of Incorporation was filed on August 31, 2021, a third Restated Certificate of Incorporation was filed on March 28, 2023, and a fourth Restated Certificate of Incorporation was filed on October 29, 2024 (as restated, the “Restated Certificate”).

SECOND: That the Board of Directors of the Corporation duly adopted resolutions approving this Certificate of Amendment to the Restated Certificate, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor.

THIRD: That the Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law, duly adopted resolutions further amending the Restated Certificate as follows:

The following is hereby inserted into Article IV Part A of the Restated Certificate, immediately after the existing paragraph therein:

“Effective at the time this Certificate of Amendment to the Restated Certificate is filed with and accepted by the Secretary of State of the State of Delaware, every 8.5180 shares of Common Stock shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be converted into one share of Common Stock, without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, that the Corporation shall issue no fractional shares of Common Stock as a result of the Reverse Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share as determined by the Board of Directors of the Corporation. The number of authorized shares of Common Stock of the Corporation shall remain as set forth in this Restated Certificate. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. The Reverse Split shall be effected on a certificate-by-certificate basis and each certificate share number will then be rounded down to the nearest whole share.

All rights, preferences and privileges of Common Stock and each series of Preferred Stock set forth in this Restated Certificate of Incorporation, including conversion prices and amounts per share, as applicable, shall be appropriately adjusted to give effect to the Reverse Split.”

Section 4(g) of Article IV Part B is amended and restated to read in its entirety as follows:

“(g) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay a cash adjustment in respect of such fractional shares in an amount equal to the same fraction of the fair market value of a share of Common Stock as determined in good faith by the Board of Directors at the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of a notice of conversion. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of (x) in the event such shares are certificated, the number of shares of Common Stock issuable upon the conversion of Preferred Stock the holder is at the time converting, on a certificate-by-certificate basis, with any fractional shares of Common Stock resulting from the conversion of Preferred Stock represented by a certificate not to be aggregated with any fractional shares of Common Stock resulting from the conversion of Preferred Stock represented by any other certificate and held by such holder or (y) in the event such shares are uncertificated, the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.”

FOURTH: This Certificate of Amendment to the Restated Certificate was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law. This Certificate of Amendment to the Restated Certificate has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law by the stockholders of the Corporation.

FIFTH: This Certificate of Amendment to the Restated Certificate was duly adopted in accordance with the provisions of Sections 141 and 242 of the General Corporation Law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be signed by its duly authorized officer on October 17, 2025.

EVOMMUNE, INC.

By:	/s/ Luis Peña
Name: Luis Peña
Title: Chief Executive Officer and President